Exhibit 99.1

Tiger Media Reports Unaudited Financial Results for the First

Six Months of 2013

Shanghai, China, Sept 9, 2013 — Tiger Media, Inc. (“Tiger Media”) (NYSE MKT: IDI, IDI.WS), a nationwide Shanghai-based multi-platform media company, today reported unaudited financial results for the six months ended June 30, 2013.

Unaudited Financial Results for the Six Months ended June 30, 2013

Revenue amounts were $0.1 million in the first six months of 2013, almost all of which is attributable to the launch, in late June 2013, related to our new luxury shopping mall LCD and outdoor billboard businesses in Shanghai. As noted below, we expect revenue amounts to rise significantly as the build out and implementation of our network continues.

Gross loss was $0.2 million as a result of the expense of advertising space lease costs and depreciation expenses by LCD equipment.

Total operating expenses for the first six months of 2013 were $2.0 million, which is primarily related to business development, promotion of new LCD market opportunities and professional fees, resulting in an operating loss of $2.3 million.

As of June 30, 2013, the Company had $4.0 million in cash and cash equivalents. Stockholder equity was approximately $7.1 million and there were approximately 32.2 million common shares outstanding.

As a result of our disposal of Zhejiang Continental, Shenyang Jingli, Qingdao Kaixiang, Wuxi Ruizhong and the divestiture of SearchMedia International and its subsidiaries in 2012, we have not included comparison periods in the unaudited financial results included in this release, as the comparison periods are not relevant.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, stated, “ As a result of earlier than planned divestment of the Company’s legacy business at the end of 2012 for the purpose of elimination of significant liabilities, coupled with one quarter’s delay in the Mall Outdoor LCD installations due to procurement and sourcing disruptions, we unfortunately have a six month gap in recognizing revenue. However, our Mall Outdoor LCD network has had strong results since its official launch at the end of June 2013 and we expect to complete the full installation of our LCD screens in 23 malls in Shanghai by September 2013.”

Steve Ye, Chief Financial Officer of Tiger Media added: “Since the launch in late June 2013 of our LCD business, we have successfully signed $2.1 million in advertisement contracts for the network from major domestic and international advertisers, including a significant contract from a leading international beverage company.

Mr. Tan further commented: “The $2.1 million in sales contracts achieved within two months of launching this new media concession highlight the attractiveness of our concession and the significant scalability of this new media platform in just Shanghai. We also have a very rich sales pipeline and upcoming contracted campaigns encompass top international consumer brands and numerous luxury brands which include a European automobile manufacturer, a premium clothing line and a leading cosmetic brand.

In anticipation of the completion of the Shanghai Mall Outdoor LCD roll out, we have already embarked on the development of the Beijing and Guangzhou Mall Outdoor LCD network as we expect similar scalability of the Shanghai prototype. In addition, we have several other strategic concessions in progress and will now focus on a more aggressive acquisition strategy that could create additional long-term revenue opportunities, strengthen and diversify our offerings in China’s media sector, deepen our national presence and further enhance shareholder value.”

Stephen Zhu, COO of Shanghai operations, further remarked: “We are not a traditional media company. We intend to invest heavily into the latest technologies for new and creative media, and intend to revolutionize traditional digital outdoor advertising by incorporating O2O (Online to Offline) business models. Our interactive LCD screens will not only air advertisements but can convert consumers into shoppers with promotions that drive sales and store traffic. In addition, the interactive screens also provide advertisers with vital market intelligence on consumer preference and purchasing behaviors. Our LCD screens can thus provide significant values to both advertisers and consumers. Some interactive features on our LCD screens in consideration include AR (augmented reality), Wechat & Microblog interaction, mobile handset with NFC (near field communication) and other features.”

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to: whether we will complete the full installation of our LCD screen in Shanghai by September 2013, whether our current advertising contracts will reflect on the significant scalability of the new media platform, whether we have a very rich sales pipeline; whether our upcoming Beijing and Guangzhou Outdoor networks will have similar scalability to our Shanghai model, whether our other strategic concessions will create additional long-term revenue opportunities; whether we will invest heavily in the latest technologies; whether our LCD screens will provide significant values for both advertisers and consumers;; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Paul Conway, 0118613918844646

ir@tigermedia.com

Tiger Media, Inc.

Condensed Statements Of Operations

In USD’000

For Six Months Ended June 30,
2013
Unaudited

Advertising service revenues	$104
Cost of revenues	(336)

Gross profit	(232)

Sales and marketing expenses	(214)

General and administrative expenses	(1,826)

Profit from operations	(2,272)

Interest income	6

Non-operating income	5

Foreign currency exchange loss, net	(3)

Profit before tax	(2,264)

Income tax expense	199

Net profit after tax	(2,065)

Tiger Media, Inc.

Condensed Balance Sheets

In USD’000

June 30, 2013
Unaudited

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,997

Accounts receivable, net	87

Prepaid expenses and other current assets	1,375

Deferred tax assets	201

Total current assets	5,660

NON-CURRENT ASSETS

Property and equipment, net	603

Intangible assets	2,185

Total non-current assets	2,788

Total assets	$8,448

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$401

Acquisition consideration payable	557

Amounts due to related parties	163

Deferred revenue	12

Accrued expenses and other payables	197

Total current liabilities	1,330

Total liabilities	$1,330

SHAREHOLDERS’ EQUITY

Common Shares—$0.0001 par value 1,000,000,000 shares authorized, 32,232,760 shares issued and outstanding	$3

Additional paid-in capital	140,233

Accumulated other comprehensive loss	(4,133)

Accumulated deficit	(128,985)

Total shareholders’ equity	7,118

Total liabilities and shareholders’ equity	$8,448

Tiger Media, Inc.

Condensed Statements Of Cash Flows

In USD’000

For Six Months Ended June 30,
2013
Unaudited

Net cash provided by / (used in) operating activities	$(3,035)
Net cash used in investing activities	(482)
Net cash provided by financing activities	—
Foreign currency translation adjustment	305

Net increase / (decrease) in cash and cash equivalents	(3,212)
Cash and cash equivalents at beginning of year	7,209

Cash and cash equivalents at end of year	3,997